

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2014

<u>Via E-mail</u>
Greg A. Cardenas
Executive Vice President, Secretary & General Counsel
USMD Holdings, Inc.
6333 North State Highway 161
Suite 200
Irving, Texas 75038

   Re: USMD Holdings, Inc.
     Annual Report on Form 10-K
     Filed April 1, 2013
     File No. 001-35639

Dear Mr. Cardenas:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jeffrey P. Riedler

          Jeffrey P. Riedler
          Assistant Director

cc: Bruce H. Hallett
  Hallett & Perrin, P.C.
  1445 Ross Avenue, Suite 2400
  Dallas, Texas 75202